SBSE-A/A Application Updates

Citigroup Global Markets Ltd

CIK ID :0001012467

NFA ID ; 291281

Please note that the submission of the SBSE – A/A Application Updates for 3 April 2024 have been made to the Principal section;

Director	Removed Deepak Jain

Total Principals - 17

Many Thanks, Zara Brown.